Exhibit 10.3

April 8, 2021

Stephen McGibbon

71 Goodwin Place

Ariss, ON N0B1B0

VIA EMAIL: Stephen McGibbon <s.mcgibbon@hotmail.com>

Dear Stephen,

Re:Offer of Employment

I am pleased to provide you with our formal offer letter of employment to you with McEwen Mining Inc. (the "Company"), referenced hereto as Schedule “A”, as Executive Vice President, Exploration, effective April 8, 2021.

Kindly note that this offer is conditional upon you executing and returning a signed copy of this letter and signed/initialed copies of the attached Schedules "A", B" and "C" (the "Agreement") to Anna Ladd-Kruger (akruger@mcewenmining.com) on or prior to your start date.

Note that the use of the term "ESA" in the Agreement shall mean Ontario's Employment Standards Act, 2000, as may be amended from time to time, or its successor legislation.

Please ensure you retain a copy of the Agreement for your records.

Stephen, we look forward to welcoming you to the Company team and wish you a successful and rewarding career with us.

Sincerely,

MCEWEN MINING INC.

Robert R. McEwen

Chairman and Chief Owner

I, Stephen McGibbon, acknowledge that I have read, understood and accept this offer and the terms and conditions contained in the attached Schedules (which form the Agreement as defined above) and agree to be bound by the terms and conditions of employment as outlined therein, including those that limit my entitlements, if any, upon the end of my employment with the Company.

S/
/s/ Stephen McGibbon	April 8, 2021
Signature	Date

EMPLOYEE INITIALS

SCHEDULE "A"

MCEWEN MINING INC.

Terms and Conditions of Employment

The following outlines the terms and conditions of employment with McEwen Mining Inc. (the "Company").

Title	Executive Vice President, Exploration
Reporting Relationship	Robert R. McEwen, Chairman and Chief Owner
Start Date	April 8, 2021, or as otherwise agreed to by the parties in writing.
Reporting Location	Toronto, Ontario
Status	Full Time
Responsibilities

Your job responsibilities include overseeing and implementing all the regional and global exploration programs as well as assisting with corporate business planning and strategy.

A copy of your position description and annual objectives are described further in the attached Schedule "B."

While employed by the Company, you agree to work on a full-time basis exclusively for the Company and agree that you shall not, while you are employed by the Company, be employed or engaged in any capacity, in promoting, undertaking or carrying on any other business that competes with the Company or interferes or could reasonably interfere with your duties to the Company without our prior written permission. It shall be considered a conflict of interest contrary to the Code of Business Conduct, or otherwise, if you are found in violation of this provision. It is your sole responsibility to raise any conflicts or potential conflicts to the attention of the Chairman and Chief Owner for direction.

Base Salary	$310,000 per annum paid on a semi-monthly basis by way of direct deposit.
Stock Options

You shall receive an initial grant of 200,000 Stock Options in accordance with the terms of the Company's Equity Incentive Plan and Grant Agreement to be issued and price to be finalized.

You shall also be entitled to participate in such other equity plans as are determined in the sole discretion of the Board of Directors of the Company (the “Board”) and any applicable plan terms.

Bonus

You shall be eligible to receive an annual bonus of up to 60% of your base salary payable in cash or stock of the Company at a time and in the amount as determined by the Board in its sole discretion. Cash, share and stock incentives and bonuses will be determinant on achieving personal and corporate performance objectives and goals as set out annually, in advance, by the Chief Executive Officer and compensation committee of the Board, and in accordance with the Company’s overall financial position. Bonus determination is at the sole discretion of the Company and Board. Future granting of equity or options is at the sole discretion of the Board.

Please note that subject to the ESA, you must be actively employed at the time of pay out to receive such bonus. For clarity, active employment excludes any periods of notice of termination (except that you shall be considered

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eligible to participate in this bonus plan through to the completion of the statutory notice period).
Vacation

You will be entitled to four (4) weeks of vacation annually accrued on a monthly basis to be taken at a time as determined or agreeable to the Company having due regard to its operations (with such entitlement pro-rated for any partial year of employment). You must take your vacation in the year that it accrues. Subject to the minimum requirements under the ESA, any unused vacation at the end of the calendar year shall be forfeited and forever lost without further payment to you by the Company.

Benefits

You shall be entitled to participate in all benefit plans of Company as may be made available to employees of Company from time to time for which you are eligible in accordance with applicable plans and/or insurance contracts. You will receive complete details of all benefits plans as part of your orientation.

Travel

As per the requirements of your position, you will be expected to travel to our sites and otherwise on a frequent basis, as the operations of the business reasonably demand. You agree that risks associated with such travel have been described to you as part of the hiring process and that you voluntarily assume those risks. The Company will continue to provide you with ongoing and reasonable information as it relates to such risks.

Expenses	You shall be reimbursed for any expenses that are incurred in the course of business and in accordance with the Company's expense policy.
Policies and Standards

The Company has established a variety of policies and standards, which shall form part of your employment terms with the Company, including the Code of Business Conduct and Ethics, Global Anti-Corruption, Anti-Harassment and the Expense Reimbursement Policy. You agree to be bound by these policies and standards, as amended or otherwise introduced from time to time at the sole discretion of the Company. You agree that you have no reasonable expectation of privacy while using Company IT resources, including its IT networks or property (such as computers, cellular telephones, etc.).

Non Solicitation

You shall not, while employed by the Company and for 18 months following the termination of your employment with the Company, for any reason, directly or indirectly, on your behalf or on behalf or in connection with another person or entity: (a) recruit, attempt to recruit or directly or indirectly participate in the recruitment of, any Company employee or contractor; or (b) offer employment or engagement or otherwise entice away from employment or engagement with the Company any individual who is employed or engaged by the Company. In the case of both (a) and (b), such restrictions shall apply only to persons that you had business dealings with in the 12 months preceding termination of your employment for any reason.

You agree that irreparable harm will be suffered by the Company in the event of your breach or threatened breach of your obligations under this Agreement, and that the Company will be entitled to seek, in addition to any other rights and remedies that it may have at law or equity, a temporary or permanent injunction restraining you from engaging in or continuing any such breach hereof. Any claims asserted by you against the Company shall not constitute

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a defence in any injunction action, application or motion brought against you by the Company.
Non Disparagement	You agree that during your employment and for 18 months thereafter, you shall not comment in any adverse fashion on the Company, its directors or officers, employees or agents.
No Obligations to Third Parties

You hereby represent and warrant to the Company that you are not party to any written or oral agreement with any third party that would restrict your ability to enter into this Agreement or Schedule "C" (the Confidentiality and Intellectual Property Information Agreement) or to perform your obligations hereunder and that you will not, by joining Company, breach any nondisclosure, intellectual property rights, non-competition, non-solicitation or other covenant in favour of any third party.

Changes to Duties and/or Compensation

If your duties, reporting lines, or compensation should change during the course of your employment with the Company, the validity of this Agreement, including the section regarding "Termination by You With Notice", "Termination by the Company Without Notice" and "Termination by the Company With Notice" will not be affected.

Termination by You With Notice

You may terminate your employment under this Agreement by providing the Company with 30 days' advance written notice. Subject to any requirements under the ESA, the Company may waive such further notice, or change your assignment, or place of work (within reason) during such notice of termination, and you agree that it shall not constitute a constructive dismissal.

Termination by the Company Without Notice

The Company may terminate your employment without notice for any of the following reasons, or as specified under the ESA or "Cause" under common law, including: (a) your continued failure to substantially perform your duties as described in Schedule "B", or otherwise required by the Company; (b) your willful engagement in misconduct which is injurious to the Company, other than business decisions made in good faith; (c) the willful violation by you of the provisions of this Agreement or any material policy, including the Code of Business Conduct and Ethics, Global Anti-Corruption, Anti-Harassment and Expense Reimbursement Policy; (d) dishonesty; (e) you being found guilty of an offence under criminal or quasi criminal legislation that has a reasonably drawn nexus to the workplace which in the Company's sole determination caused or could cause damage to its reputation; or (f) engaging in a conflict of interest as described above. In the event of a termination under this section, the Company shall pay you any unpaid wages earned to the date of termination and any accrued and unpaid vacation pay earned by you during the same calendar year. Except for as may be required under the ESA, the Company shall have no further obligations to you. No notice or severance payment is required for termination with Cause at any time.

Termination by the Company With Notice

The Company may terminate your employment with notice, for any reason, by providing you with twelve months’ notice if you are terminated within the first year of your employment. Thereafter, the Company may terminate your employment without notice, for any reason, by providing you with the greater of: (a) three (3) weeks' notice for the first year of your employment, plus an additional three (3) weeks' of notice for every completed year thereafter, to a maximum of 12 weeks (e.g. 2 years of service would result in 6 weeks of base

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wages; 3 years' of service would result in 9 weeks of base wages); or (b) your minimum entitlement to notice, pay in lieu of notice and statutory severance pay, if applicable, or any other entitlement as required under the ESA.

For certainty, such notice may be provided as working notice or pay in lieu of notice, or a combination thereof, at the Company's sole discretion. Note that if you are solely provided with working notice, statutory severance pay, if any, shall be provided to you at the end of such working notice period.

In either case of (a) or (b) in this Section, benefits shall be continued for the minimum period required under the ESA. For certainty, any such payments contemplated in this Section shall be inclusive of the notice required by the ESA and/or pay in lieu of such notice, or statutory severance pay (if any) owing under the ESA.

You agree that such notice is reasonable and that no further notice or other payments or compensation or entitlements are owing to you under contract, statute or common law. In no circumstance will you receive less than any amounts or other benefits or entitlements owing to you under the ESA.

Change of Control

Change of Control is defined as a situation whereby 60% control of the Company changes ownership to an outside party not currently representing ownership. For the sake of clarity, change of control will not be deemed where the current shareholders take the company private, or where one shareholder sells their ownership stake to another existing shareholder. For greater certainty, financing transactions completed in the ordinary course of business where 60% or more of the Company’s current stock is issued does not constitute a change of control.

In the event that a Change of Control occurs, and the Company terminates your employment without cause, the Company will be required to pay you an amount equal to twenty-four months’ (24 months’) base salary plus bonus and full vesting stock.

Release of Claims

You further agree that any payment or other benefit or entitlement that the Company's provides to you under the "Termination by the Company With Notice" provision that is greater than your entitlements under the ESA shall be provided in exchange for you executing a release within five (5) days of the termination date in the form attached as Schedule "D". If you do not wish to sign the release you shall be provided with your minimum entitlements under the ESA as set out above and this shall be your maximum entitlement under the ESA, contract or common law.

Compliance with Ontario Legislation

Nothing in this Agreement is intended to conflict with the ESA. In the event of a conflict between any provision or language in this Agreement and the ESA, such ESA shall govern.

You agree that you have received a copy of the ESA Poster.

The Company provides accommodations for employees with disabilities. If you require a specific accommodation because of a disability or medical need, please contact Carmen Diges, General Counsel at 647.258.0395 or by e-mail at cdiges@mcewenmining.com before your start date so that, subject to measures constituting undue hardship, the appropriate accommodations can be in place before you begin work.

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Paid Administrative Leave

You agree that the Company may place you on a paid administrative leave, in which case you shall not perform your regular duties, nor attend the Company's premises, provided that the Company continues to provide your base salary and benefits and advices you of the reason for such leave. During any period you are placed on paid administrative leave, you must observe all obligations of employment and this Agreement (which are not inconsistent with any direction given). You must also observe all contractual and common law duties owed to the Company during such period.

Layoff	You agree that the Company has a right to temporarily lay you off from employment as per the provisions of the ESA.
Deductions and Withholdings	Any payments made to Employee under this Agreement shall be subject to applicable deductions and statutory withholdings.
Severability

If any court of competent jurisdiction renders any provision or section of this Agreement unenforceable, such unenforceability shall not affect the enforceability of any other provision or section of this Agreement.

Entire Agreement	This Agreement, inclusive of the Schedules, supersedes any and all other agreements, whether oral or in writing, between the parties with respect to your employment with the Company.
Governing Law	This Agreement is governed by the laws of the Province of Ontario and you agree to the non-exclusive jurisdiction of the courts of the Province of Ontario in relation to this Agreement.
Currency	Unless otherwise specified, all currency in this Agreement shall be in CAD.
Confidentiality and Intellectual Property

As highlighted in the offer letter, attached, this Agreement is conditional upon you agreeing to and abiding by the "Confidentiality and Intellectual Property Information Agreement" attached hereto as Schedule "C."

Legal Advice	If you are uncertain about the contents this Agreement, you should seek independent legal advice.

EMPLOYEE INITIALS

SCHEDULE "B"

Title: Executive Vice-President, Exploration

Reporting Structure: Reports to the Chief Owner.

Direct Reports: Exploration Managers (dual reporting with site General Managers), Director of Resource Modelling, Global GIS-data base Manager.

Functional Reporting Relationships: Chief Geologists at the mine sites and Senior Staff Geologists at projects.

Other Key Relationships: Chief Operating Officer, Chief Financial Officer, Vice President of Finance, General Counsel, Site General Managers, Country Managers, Project Development Managers, Land Managers.

Key Roles and Responsibilities

●	Develops and implements the global exploration strategy;
●	Defines goals and budgets, plans, coordinates, oversees and reports McEwen Mining exploration activities, progress and results with current work focus in Timmins, Nevada and Mexico;
●	Production geology oversight, guidance wording;
●	Recruits, develops, retains and leads a top quality exploration team capable of successful exploration at the Company's mineral tenements, mines and projects;
●	Participates as a key member of the management team and leads the Company's exploration and resource development efforts;
●	Replaces and grows the Company’s resources and reserves;
●	Assesses, ranks, prioritizes, and allocates budget to property scale targets to ensure short- and long-term growth;
●	Directs the Company's exploration activities to meet budgets and other financial goals;
●	Measures effectiveness and efficiency of exploration programs, progress and results;
●	Supervises and coordinates resource and reserve estimation progress and reporting;
●	Oversees a QA/QC system to ensure Company’s data quality;
●	Supervises and ensure land management effectiveness;
●	Ensures targets and geological understanding are developed at each site;
●	Monitors and reports performance against goals and budgeted targets;
●	Assists the Company's senior management team to evaluate strategic acquisitions, participates in due diligence of potential acquisitions and opportunities;
●	Manages and optimizes the global project exploration portfolio through active exploration, divestments, joint ventures;
●	Coordinates with Human Resources department to recruit skilled talent and retain the best employees;
●	Oversees resource development programs; exploration plans and policies, schedules and budgets to maximize advancement of growth projects;

●	Oversees and coordinates the Company's employees, contractors, consultants and business partners to ensure the achievement of strategic and operational goals and identification of opportunities;
●	Evaluates, tests and promotes the use of technology and innovation in exploration to develop a competitive business advantage;
●	Ensures compliance with all environmental, health and safety regulations and associated permits;
●	Ensures safe exploration activities - establishes and maintains effective safety programs;
●	Participates in capital markets development including in road shows, industry conferences, webinars, quarterly reportings, analyst meetings and site visits;
●	Participates with senior management to support initiatives to cultivate mining analysts relationships;
●	Mentors all employees, including management, and motivates staff to meet or surpass organizational and production goals;
●	Promotes communication between colleagues for the benefit of information flow and to curb any problems that may arise; and
●	Other related duties as assigned.

Skills and Experience Requirements

●	Minimum Bachelor’s degree in Geology (PGeo designation);
●	±20 years pertinent exploration experience from advanced (near mine) to early stage, ideally for different types of deposits, including ideally Archean Orogenic Gold, Carlin Type and Epithermal Au-Ag, poly metallic;
●	Practical working experience and/or experience leading and supervising exploration teams and programs in regions where the company is actively mining and exploring;
●	Track record managing successful exploration teams;
●	Track record of exploration successes and discoveries;
●	Pertinence experience working with mid to large size companies, managing multiple sites, in various regions in parallel;
●	Significant experience managing large drilling programs (surface and underground) and significant exploration budget ±$15-30M;
●	Strong verbal and written English communication skills;
●	Constant communication and regular travel requirement to sites; and
●	Heath, Safety & Environment oriented and experienced.

EMPLOYEE INITIALS

SCHEDULE "C"

Employee Covenants

Confidentiality and Intellectual Property Agreement

In consideration of employment with McEwen Mining Inc. (the "Company"), Stephen McGibbon (the "Employee") and for other payments and benefits provided, the sufficiency of which is acknowledged by the Employee, the Employee agrees and covenants as follows:

1.

Employment with the Company will give the Employee access to intellectual and confidential information belonging to the Company, its customers, its suppliers and others (the confidential information is collectively referred to in this Agreement as "Confidential Information"). Confidential Information includes records, data, materials and information and copies thereof and all information relating to any properties, procedures, suppliers, services, personnel, policies and practice, cost and expense structure, business, prospects and business/organizational opportunities and plans of the Company and all financial information and other information or disclosure relating to the business and affairs of the Company. Confidential Information does not include information that at the time it was received was in the public domain, was disclosed to the Employee through no fault of the Employee, was legitimately known to Employee prior to disclosure, or is required by law to be disclosed.

2.

The Employee covenants and agrees that the Company shall solely and exclusively own all right, title and interest in, and to, all "Intellectual Property", which is defined as follows: all intellectual and industrial property and rights therein, whether or not registered or registrable, and all registrations, applications, divisional, extensions, and reissues therefor, including without limitation all works in which copyright subsists or may subsist, derivative works, computer software, moral rights, designs, industrial designs, Confidential Information, as defined above, trademarks and trade names including all goodwill associated therewith, patents, discoveries, improvements, inventions and integrated circuit topographies, specifically developed, created, produced or contributed to by the Employee at any time, pursuant to this Agreement. The Employee hereby assigns all Intellectual Property to the Company. The Employee further agrees to sign and deliver to the Company all documents the Company may reasonably require to confirm or evidence such assignment and the Company's ownership of the Intellectual Property, when and as requested by the Company. The Employee agrees to waive, and hereby waives, any and all moral rights or rights of a similar nature which the Employee has or in the future may have (including in Intellectual Property which may come into existence after the date of this Agreement) in each jurisdiction throughout the world, to the extent that such rights may be waived in each respective jurisdiction. The Employee further agrees to sign and deliver to the Company all documents the Company may reasonably require to confirm or evidence such waiver of the moral rights, when and as requested by the Company. For clarity, the Employee acknowledges that the Company and its affiliates and licensees have the unlimited right to use (or not to use) the Intellectual Property and all elements thereof, including the right to edit, change, distort, transpose and otherwise modify the Intellectual Property in any manner and to use the Intellectual Property in association with any and all goods, services, products and institutions and the Employee shall waive and hereby waives any right to receive authorship or ownership credit in connection with any use of the Intellectual Property or elements thereof.

3.

The Employee shall, during and after employment, keep all Confidential Information and Proprietary Property confidential and shall not use any of it except for the purpose of carrying out authorized activities on behalf of the Company.

4.

The Employee covenants and agrees not to make any unauthorized use whatsoever of or to bring onto the
Company's premises for the purpose of making any unauthorized use whatsoever of any trade secrets, confidential information or intellectual property of any third party, including without limitation any trade-

marks or copyrighted materials, during the course of employment. The Employee agrees and represents that employment and the execution of this Agreement do not and will not breach any agreement to which the Employee is currently a party or which currently applies to the Employee.

5.

The Employee agrees that the Employee will, if requested from time to time by the Company, execute such further reasonable agreements as to confidentiality and intellectual property rights as the Company's customers or suppliers reasonably required to protect Confidential Information or Intellectual Property.

6.

Regardless of any changes in position, salary or otherwise, including, without limitation, termination of the Engagement, unless otherwise stipulated pursuant to the terms hereof, the Employee will continue to be subject to each of the terms and conditions of this Agreement and any other(s) executed pursuant to the preceding paragraph.

7.

The Employee acknowledges that the services provided by the Employee to the Company are unique. The Employee further agrees that irreparable harm will be suffered by the Company in the event of the Employee's breach or threatened breach of any of their obligations under this Agreement, and that the Company will be entitled to seek, in addition to any other rights and remedies that it may have at law or equity, a temporary or permanent injunction restraining the Employee from engaging in or continuing any such breach hereof. Any claims asserted by the Employee against the Company shall not constitute a defence in any injunction action, application or motion brought against the Employee by the Company.

8.	This Agreement is governed by the laws of the Province of Ontario and the Employee agrees to the nonexclusive jurisdiction of the courts of the Province of Ontario in relation to this Agreement.
9.

If any court of competent jurisdiction renders any provision or section of this Agreement unenforceable, such unenforceability shall not affect the enforceability of any other provision or section of this Agreement.

IN WITNESS WHEREOF the Company has caused this Agreement to be executed as of the 8th day of April, 2021.

SIGNED, SEALED AND DELIVERED	)

In the presence of:	)
	)	Stephen McGibbon
)

Witness	)

SCHEDULE "D"

Acceptance and Release

I, Stephen McGibbon, have read, understand and, after having obtained independent legal advice, voluntarily accept the terms and conditions outlined in the letter from McEwen Mining Inc. (the "Company") to me dated [insert date] (the "Letter") in full and final settlement and release of any and all claims I may have, statutory or otherwise, against the Company and its successors or assigns or any related or affiliated Company and any and all of their past, present or future respective directors, officers, employees, agents and shareholders (collectively, the "Releasees"), in any way relating to my employment with the Company or the termination of my employment, including any claims under my employment agreement dated [insert date], the Employment Standards Act, 2000 (Ontario), the Human Rights Code (Ontario) and the Occupational Health and Safety Act (Ontario), common law, equity or otherwise, any claims for reinstatement, salary, wages, bonus, commissions, stock options, termination pay, severance pay, overtime pay, vacation pay, holiday pay or compensation in lieu of notice, any claims which may arise under any benefit plans or pension plan in which I participated during my employment, and any claims I may have in any way relating to improper workplace behaviour, including workplace violence, workplace harassment (including sexual harassment) and discrimination.

I further agree that I am aware of my rights under the Human Rights Code (Ontario) and confirm that I am not asserting such rights or advancing a human rights complaint.

I further agree that the terms and conditions of the Letter and this Acceptance and Release shall constitute a settlement under, among other things, section 112(1) of the Employment Standards Act, 2000 (Ontario).

I further agree to indemnify and save the Releasees harmless from any and all claims or demands under the Income Tax Act (Canada), the Income Tax Act (Ontario), the Canada Pension Plan, the Employment Insurance Act (Canada), the COVID-19 Emergency Response Act (Canada), and the Canada Emergency Response Benefit Act, including any regulations made thereunder, and any other statute or regulations, for or in respect of any overpayment of wages or salary by the Company while I am receiving payments under the Employment Insurance Act or the Canada Emergency Response Benefit Act, or any failure on the part of the Company to withhold income tax, Canada Pension Plan contributions, employment insurance premiums or benefit overpayments or any other tax, premium, payment or levy from all or any part of the said consideration.

I acknowledge and agree that I have not been either directly or indirectly involved in, witnessed or asked or directed to participate in any conduct that could give rise to an allegation that any of the Company, its directors, officers, employees or agents has violated any laws applicable to its businesses or that could otherwise be construed as inappropriate or unethical in any way, even if such conduct is not, or does not appear to be, a violation of any law. I acknowledge and represent that I have been given the opportunity to report such conduct to the Company and to third parties and that I have not made any such report to the Company or to any third parties. I will not cooperate with, encourage or assist any other person or entity in pursuing claims or litigation against the Releasees. The foregoing is agreed, however, not to limit my obligation to testify honestly and accurately in any legal proceeding if compelled to do so by a court order or subpoena.

I further agree not to disclose the terms of the Letter and this Acceptance and Release, except to my legal counsel, my financial advisors, my immediate family, as required by law or as permitted under applicable regulatory whistleblowing legislation. I further agree not to comment in any adverse fashion on the Releasees, unless permitted to do so in accordance with applicable regulatory whistleblowing legislation.

I further agree that this Acceptance and Release shall be governed by the laws of Ontario and that if any provision of this Acceptance and Release shall be determined by any court of competent jurisdiction to be invalid or unenforceable, the remainder of this Acceptance and Release shall not be affected by such invalidity.

Date:
Witness:
Stephen McGibbon